Pricing Term Sheet
Filed Pursuant to Rule 433(d)
Registration No. 333-225349
March 16, 2021

Issuer:	WEC Energy Group, Inc.

Security:	0.80% Senior Notes due March 15, 2024

Principal Amount:	$600,000,000

Maturity:	March 15, 2024

Coupon:	0.80%

Initial Price to Public:	99.959% per Senior Note

Yield to Maturity:	0.814%

Spread to Benchmark Treasury:	+48 basis points

Benchmark Treasury:	UST 0.250% due March 15, 2024

Benchmark Treasury Yield:	0.334%

Interest Payment Dates:	March 15 and September 15, commencing September 15, 2021

Optional Redemption:	At any time prior to February 15, 2024 (the date that is one month prior to maturity, which is referred to herein as the “Early Call Date”), the Senior Notes will be redeemable in whole or in part from time to time, at the option of the Issuer, at a “make-whole” redemption price equal to the greater of (1) 100% of the principal amount of the Senior Notes being redeemed or (2) the sum of the present values of the remaining scheduled payments of principal and interest on the Senior Notes being redeemed that would be due if such Senior Notes matured on the Early Call Date but for the redemption (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 10 basis points, plus in each case accrued and unpaid interest to, but not including, the redemption date. At any time on or after the Early Call Date, the Issuer may redeem the Senior Notes, in whole or in part from time to time, at 100% of the principal amount of the Senior Notes being redeemed plus accrued and unpaid interest to, but not including the redemption date.

Trade Date:	March 16, 2021

Expected Settlement Date:	T+3, March 19, 2021

Expected Ratings* (Moody’s/S&P/Fitch):	Baa1 (stable) / BBB+ (stable) / BBB+ (stable)

CUSIP / ISIN:	92939U AF3 / US92939UAF30

Joint Book-Running Managers:	Barclays Capital Inc. J.P. Morgan Securities LLC KeyBanc Capital Markets Inc. TD Securities (USA) LLC U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC

Co-Manager:	Samuel A. Ramirez & Company, Inc.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Barclays Capital Inc. toll-free at 1-888-603-5847, J.P. Morgan Securities LLC collect at 1-212-834-4533, KeyBanc Capital Markets Inc. toll-free at 1-866-227-6479, TD Securities (USA) LLC toll-free at 1-855-495-9846, U.S. Bancorp Investments, Inc. toll-free at 1-877-558-2607 or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.